UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 6, 2014

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

6 October 2014

To:	Australian Securities Exchange	cc:	London Stock Exchange
	New York Stock Exchange		JSE Limited

IRON ORE BRIEFING AND WESTERN AUSTRALIA IRON ORE SITE TOUR

Jimmy Wilson, President, Iron Ore will host an Iron Ore briefing and a Western Australia Iron Ore (WAIO) site tour on Monday 6 October 2014, Tuesday 7 October 2014 and Wednesday 8 October 2014.

A copy of the materials to be presented is attached.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Nicole Duncan
Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE

Date	6 October 2014

Number	17/14

COST REDUCTIONS AND CAPITAL EFFICIENT GROWTH AT WAIO

BHP Billiton President Iron Ore, Jimmy Wilson, today announced plans to cut unit costs at Western Australia Iron Ore (WAIO) by at least 25 per cent and the potential to increase capacity there by 65 million tonnes per year at a very low capital cost.

Mr Wilson outlined BHP Billiton’s view of the long-term supply and demand trends in the iron ore market.

“We continue to see healthy demand growth for iron ore in the mid-term as Chinese steel production is expected to increase by approximately 25 per cent to between 1.0 and 1.1 billion tonnes in the early to mid-2020s,” he said.

“Meanwhile, steel production growth in other emerging economies is outpacing China as those nations urbanise and industrialise. We expect to see a compound annual growth rate for global steel production of between 2.5 and 3.0 per cent between now and 2030.

“Unsurprisingly, high prices over the last decade created the incentives needed for new entrants to join the market and traditional producers to substantially increase supply. As a result, growth in seaborne supply is expected to exceed growth in demand over the short to medium term.

“In anticipation of this transition, we turned our focus from major supply chain investment to productivity, cost reduction and capital efficient growth more than two years ago.”

Mr Wilson highlighted the quality and footprint of the WAIO operations which consist of the four main joint ventures Mt Newman, Yandi, Mt Goldsworthy and Jimblebar.

“We have the strongest resource position in Western Australia and the quality of our ore bodies will help us sustain strong margins over the long term. We have already significantly cut the cost of production at WAIO and plan to go further,” he said.

“We expect unit cash costs1 of less than US$20 per tonne2 in the medium term, a reduction of more than 25 per cent on the average achieved in the 2014 financial year.

“Our reserves are concentrated around our four major mining hubs which will support a lower level of sustaining capital expenditure than required by our peers. With annual sustaining capex of approximately US$5 per tonne over the next five years, we aim to be the lowest cost supplier to China on an all-in cash basis.”

[1]	Excludes freight and royalties
[2]	Based on real 2014 terms, AUD:USD of 0.91

Mr Wilson also said BHP Billiton could add 65 million tonnes of capacity at WAIO at a capital intensity of approximately US$30 per annual tonne, taking total system capacity from 225 Mtpa to 290 Mtpa by the end of the 2017 financial year.

“The economics of further increasing our production are compelling. We completed our major supply chain investments some time ago and have since focussed on using BHP Billiton’s benchmarking systems to improve the performance of our equipment by systematically tackling the bottlenecks,” he said.

“We now expect to increase WAIO mine capacity to 275 Mtpa without the need for additional fixed plant investment. Beyond that, the Inner Harbour Debottlenecking and Jimblebar Phase 2 projects3 will help us to reach 290 Mtpa of supply chain capacity at low capital cost.”

This week the Company is hosting investors and analysts on a tour of major hubs supporting WAIO operations, including Jimblebar, Yandi and Port Hedland.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

[3]	Not Board approved

Media Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Paul Hitchins

Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001

email: Paul.Hitchins@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

Registered in Australia

Registered Office: Level 16, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

Investor Relations

Australia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Jodie Phillips

Tel: +61 3 9609 2069 Mobile: +61 418 710 516

email: Jodie.Phillips@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Plc Registration number 3196209

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1LH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Newman
Safely growing production while lowering costs
Jimmy Wilson
President Iron Ore
6 October 2014
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company (if the demerger is implemented) in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third-party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 2

Disclaimer

bhpbilliton
resourcing the future

Ore Reserves, Mineral Resources and Exploration Targets

The information in this presentation that relates to the FY2014 Western Australia Iron Ore (WAIO) Ore Reserves, Mineral Resources (inclusive of Ore Reserves), Exploration Targets, and Samarco Ore Reserves and Mineral Resources (inclusive of Ore Reserves) was first reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in market releases dated as follows:

BHP Billiton Operational Review for the Year Ended 30 June 2014 – 23 July 2014 (WAIO Mineral Resources); BHP Billiton Unlocking Shareholder Value Presentation – 19 August 2014 (WAIO Exploration Targets); and 2014 BHP Billiton Annual Report – 25 September 2014 (WAIO Ore Reserves, Samarco JV Mineral Resources and Samarco JV Ore Reserves). All reports (including those referenced below) are available to view on http://www.bhpbilliton.com.

WAIO FY2007 Mineral Resources and Ore Reserves are compiled by P. Whitehouse (MAusIMM) and T. Cockerill (MAusIMM) respectively, from the 2007 BHP Billiton Annual Report, dated 20 September 2007. WAIO FY2007 Exploration Targets are compiled by J. Knight (MAIG) from the BHP Billiton Western Australia Iron Ore Site Tour Presentation, dated 27 September 2011. This information was reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004' ('The JORC Code 2004 Edition').

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Mineral Resources and Ore Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcements.

WAIO FY2014 Exploration Targets, Mineral Resources and Ore Reserves are compiled by: J. Knight (MAIG), P. Whitehouse (MAusIMM) and T. Cockerill (MAusIMM) respectively. Samarco JV FY2014 Mineral Resources are reported by: L. Bonfioli (MAusIMM), J. P. da Silva (MAusIMM) and L. Goncalves de Rezende (MAusIMM). Samarco JV FY2014 Ore Reserves are reported by: D. Nunes (MAusIMM) and J. P. da Silva (MAusIMM) who are all employed by Samarco Mineração SA at the time of reporting. The above-mentioned persons are full-time employees of BHP Billiton, unless otherwise stated, and have the required qualifications and experience to qualify as Competent Persons for Exploration Targets, Mineral Resources and Ore Reserves under the relevant editions of the JORC Code. The compilers verify that this presentation is based on and fairly reflects the Exploration Targets, Mineral Resources and Ore Reserves information in the supporting documentation and agree with the form and context of the information presented.

The Exploration Targets, Mineral Resources and Ore Reserves breakdown by classification for WAIO FY2014 against FY2007 (100% basis) and Mineral Resources and Ore Reserves breakdown by classification for Samarco JV (100% basis) are contained in Table 1. All tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnages are reported on a wet basis in billions of tonnes (Bt). The range of Exploration Targets is estimated from geological information including drill holes, outcrops and geophysical information. The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resources. It should not be expected that the quality of the Exploration Targets is equivalent to that of the Mineral Resources. Deterministic target ranges are generated by multidisciplinary teams using a formal company procedure. Exploration Targets will be tested with future exploration activities in alignment with Business strategy.

Ore Reserves, Mineral Resources and Exploration Targets

Table 1

Deposit	Financial Year	Proved Reserves (Bt)	Probable Reserves (Bt)	Total Ore Reserves (Bt)	Measured Resources (Bt)	Indicated Resources (Bt)	Inferred Resources (Bt)	Total Mineral Resources (Bt)	Range of Exploration Targets (Bt)			BHP Billiton interest (%)
									Low	Mid	High	
WAIO	2007	1.3 @ 60.5% Fe	1.1 @ 60.8% Fe	2.4 @ 60.6% Fe	1.7 @ 60.6% Fe	2.1 @ 60.3% Fe	4.2 @ 59.9% Fe	8.0 @ 60.1% Fe	12	24	36	87[1]
WAIO	2014	1.7 @ 60.5% Fe	2.0 @ 61.0% Fe	3.7 @ 60.7% Fe	2.6 @ 60.0% Fe	5.6 @ 59.8% Fe	15 @ 59.0% Fe	23 @ 59.3% Fe	18 @ 56-60% Fe	31 @ 56-60% Fe	58 @ 56-60% Fe	88[1]
Samarco JV	2014	1.8 @ 40.1% Fe	1.1 @ 38.8% Fe	2.9 @ 39.6% Fe	3.0 @ 39.3% Fe	2.8 @ 37.2% Fe	1.7 @ 36.2% Fe	7.5 @ 37.8% Fe				50

1. WAIO BHP Billiton interest is reported as Pilbara Ore Reserve tonnes weighted average across all Joint Ventures. BHP Billiton ownership varies between 85% and 100%.

BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 3

Key themes
bhpbilliton
resourcing the future
Iron Ore will remain a key pillar of a simplified BHP Billiton
Growth in low-cost iron ore supply will continue to outpace demand
We have the strongest resource position in the Pilbara
We value safe and sustainable operations above all else
We are targeting FOB unit costs of less than US$20 per tonne at WAIO over the medium term and will require less sustaining capital investment than others in the industry
We plan to grow WAIO production by 65 Mtpa at a capital intensity of approximately US$30 per annual tonne
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 4

A simpler and more productive organisation

bhpbilliton
resourcing the future

BHP Billiton core portfolio[1]

Minerals

Operated


Western Australia Iron Ore


Olympic Dam


Escondida


Pampa Norte


Queensland Coal[2]


NSW Energy Coal


Jansen project

Non-operated


Samarco


Antamina


Cerrejón

Petroleum

Operated


Onshore US


Shenzi


Angostura


Pyrenees


Macedon

Non-operated


Atlantis


Mad Dog


Bass Strait


North West Shelf

Under review


Nickel West


New Mexico Coal


Smaller petroleum assets

1. Excludes exploration, appraisal and early stage development assets.
2. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset operated by BHP Billiton.

BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 5

Iron Ore — a key pillar of BHP Billiton
bhpbilliton
resourcing the future
Our Iron Ore business, comprising Western Australia Iron Ore (WAIO) and Samarco, has delivered exceptional returns over the last five years
– 22% of total BHP Billiton production1
– average Underlying EBIT margin2 of 59%
– US$57 billion of Underlying EBIT representing 46% of the Group total
– invested US$22 billion representing 28% of the Group total
– generated an average return on net operating assets3 of 66%
A major contributor to production
(% of BHP Billiton production1)
100
75
50
25
0
FY10
FY11
FY12
FY13
FY14
A major contributor to earnings
(% of BHP Billiton Underlying EBIT)
100
75
50
25
0
FY10
FY11
FY12
FY13
FY14
Iron Ore
BHP Billiton
Note: Financial information for FY13 onwards has been included on the basis of IFRS 10, IFRS 11 and IFRIC 20.
1. Based on copper equivalent production calculated using FY09 average realised prices.
2. Excludes third party trading activities.
3. Represents Underlying EBIT divided by net operating assets.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 6

WAIO — our flagship Iron Ore asset
bhpbilliton
resourcing the future
WAIO generated US$53 billion of Underlying EBIT over the last five years at an average Underlying EBIT margin1 of 61%
We operate four substantial mining hubs that produce a suite of high-quality products
Installed rail infrastructure is capable of delivering more than 300 Mtpa of capacity with modest investment
– 325 km of dual track rail in place
The Port Hedland inner harbour is capable of supporting our growth objectives
– each of our five car dumpers have optimised throughput potential of 55–60 Mtpa
– each of our eight shiploaders have optimised throughput potential of 35–40 Mtpa
– we have eight berths and an option for two additional berths at Burgess Point
A leading low cost supplier of iron ore
(CIF China equivalent basis, US$/t, nominal)
CY15
WAIO
Cumulative volume
(Mt)
WAIO Underlying EBIT
(US$ billion)
15
10
5
0
(%)
90
60
30
0
FY10
FY11
FY12
FY13
FY14
Underlying EBIT
Underlying EBIT margin1
Source: Macquarie cost curve, August 2014.
1. Excludes third party trading activities.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 7

Samarco — a world class pellet operation
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resourcing the future
50:50 joint venture with Vale
A long-life, high-margin operation located in Brazil
Its high-quality pellets add to the diversity of
BHP Billiton’s product portfolio
– well positioned to service key demand centres in Europe and the Middle East
Generated US$4.3 billion1 of Underlying EBIT over the last five years at an average Underlying EBIT margin2 of 51%
Ramp-up to 30.5 Mtpa (100% basis) will be completed by the end of FY15
– fourth pellet plant recently commissioned with latent pipeline and port capacity
QF (Iron Quadrangle)
Illustrative. Not to scale.
Railway
Brazil
Germano
Complex
Pipeline 400
km
Rio de Janeiro
Tubarão
Vitória
Ponta Ubu
Resources3:
Reserves3:
Reserve life4:
7.5 Bt
2.9 Bt
39 years
Samarco Underlying EBIT1
(US$ billion)
(%)
1.5
1.0
0.5
0.0
Underlying EBIT
90
60
30
0
FY10
FY11
FY12
FY13
FY14
Underlying EBIT margin2
1. BHP Billiton share.
2. Excludes third party trading activities.
3. Resource and Reserve confidence classification and grades are tabulated in Disclaimer Table 1 on slide 3.
4. Represents the current scheduled life of mine which considers increasing tonnes as a result of decreasing grades to deliver a consistent concentrate product.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 8

Growth in low-cost iron ore supply will continue to outpace demand bhpbilliton
resourcing the future
Iron ore is abundant in the Earth’s crust
The availability of capital is the primary barrier to entry
High prices over the last decade have incentivised new entrants and substantial growth in traditional supply
As a result, growth in seaborne supply is expected to exceed demand in the short to medium term
This will result in a flattening of the iron ore cost curve
We planned for this eventuality by turning our attention away from major supply chain investment to focus on productivity, cost reduction and capital-efficient growth
Additional seaborne supply will outweigh demand
(2013-2016, Mt, dry, 62% Fe)
400
300
200
100
0
Cumulative
demand growth1
Cumulative
supply growth1
1. Demand refers to contestable demand. Future supply growth refers to BHP Billiton estimates of incremental supply from the majors only.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 9

We have the strongest resource position in the Pilbara

- Our Pilbara Mineral Resource has tripled[1] in size over the last seven years
- The scale and quality of our ore bodies and their concentrated geographic footprint underpins our competitive advantage
  - a low strip ratio of 1.3x
  - current operations are primarily above the water table and only 2% of production is beneficiated
  - can maintain our suite of high-quality products for decades to come
- Our four large-scale mining hubs are connected to a single integrated supply chain
- We have the resource endowment required to grow these hubs while benefiting from a lower rate of sustaining capital investment



Port Hedland
Finucane Island
Nelson Point
Yarrie
Port Hedland Newman Railway
Marillana
Yandi
Mining Area C
South Flank
Jinidi
Newman
Jimblebar
Existing hubs
Future options
Suspended operations
~250km

1. Relates to our Total Resource FY07 versus FY14. Resource and Reserve confidence classification and grades are tabulated in Disclaimer Table 1 on slide 3.

BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 10

Our plan will maximise shareholder value
bhpbilliton
resourcing the future
Create options for the future
Deliver benchmark projects
Relentless pursuit of the basics
Relentless pursuit of the basics
Safe and sustainable operations before all else
Valuing our people, communities and the environment to unlock future potential
Deliver best in class equipment productivity
Driving productivity to reduce costs
Deliver value through marketing innovation
Deliver benchmark projects
Deliver projects on time and budget
Enhance project capabilities to achieve best in class performance
Maximise potential of our inner harbour footprint
Create options for the future
Maintain longer-term infrastructure and broader portfolio options
Leverage technology
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 11

An experienced management team
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resourcing the future
Michiel Hovers
Vice President Marketing
Brett Swayn
Vice President HSE
Andrew Carey
Vice President Human Resources
Randal Barker
Vice President Group Legal
Julius Matthys
Vice President Corporate Affairs
Ricardo Escobar
Vice President Information Management
Eddy Haegel
Vice President Production Mines
Rag Udd
Vice President Production Logistics & Infrastructure
Tony Ottaviano
Vice President Strategy, Development & Planning
Jac Fourie
Vice President Projects
Margaret Beck
Vice President Finance
Jimmy Wilson
President Iron Ore
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 12

Safe and sustainable operations above all else
bhpbilliton
resourcing the future
Total Recordable Injury Frequency (TRIF)
(WAIO, number of recordable injuries per million hours worked)
25
20
15
10
5
0
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 YTD
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 13

Our integrated supply chain
bhpbilliton
resourcing the future
Mines Rail Port
Pits Ore handling plants Yards Train load-outs Rail Car dumpers Stockyards Shiploaders & berths
Current system constraint Moving to port
Key productivity levers at mines:
Availability, utilisation and rate of excavators, trucks and fixed plant
WAIO excavator total movement rate
(material moved, 12 month moving average, index, June 2012=100)
150
100
50
Jun 12
Sep 12
Dec 12
Mar 13
Jun 13
Sep 13
Dec 13
Mar 14
Jun 14
Key productivity levers at port:
Flow through the stockyards
Availability, utilisation and rate of key routes
WAIO car dumping performance
(nameplate capacity = 100)
150
131
114
100
50
Current average
Internal benchmark
(Car Dumper 4)
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 14

Targeting FOB unit cash costs of less than US$20 per tonne
bhpbilliton
resourcing the future
As production grows we will maintain a relentless focus on costs
- strong early momentum as we reduced unit cash costs1 by 12% in H2 FY14 to US$25.89/t
We are targeting unit cash costs1 of less than US$20/t2 in the medium term
Average sustaining capital expenditure of ~US$5/t is anticipated in our five year plan
- underpinned by our major hubs and concentrated resource footprint
On an all-in cash basis we aim to be the lowest-cost supplier to China
A significant reduction in WAIO unit costs1
(US$/t)
30
25
20
15
10
5
0
FY11 FY12 FY13 FY14 FY15e
1. Excludes freight and royalties.
2. Based on real 2014 terms. AUD:USD of 0.91.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 15

Technology is a key productivity enabler
bhpbilliton
resourcing the future
Our technology agenda underpins the path to 290 Mtpa1 and beyond
- disciplined and value-based approach to technology driven by the business strategy
Key technology enablers
- our fully functioning Integrated Remote Operations Centre (IROC) continues to unlock capacity and synergies across the supply chain
- autonomous haulage and drill rig trials are well advanced
- we are actively studying best in class autonomous above rail capability
- smarter exploration tools will substantially reduce resource definition costs
Integrated Remote Operations Centre, Perth
1. 100% basis.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 16

A proven track record of project delivery
bhpbilliton
resourcing the future
Over the last decade we invested US$25 billion in the Pilbara
As a result we have more than doubled iron ore production in a strong pricing environment
WAIO achieved a fourteenth consecutive annual record in FY14 of 225 Mt1
- Jimblebar delivered first production six months ahead of schedule
- supplemented by a series of volume enhancing initiatives
Full year guidance for FY15 is 245 Mt1
- we have proven system capability significantly ahead of this rate
Outstanding project delivery capability2
(production1, Mtpa)
250 200 150 100 50 0
Jimblebar commissioned ahead of schedule
RGP 1
RGP 2
RGP 3
RGP 4
RGP 5
Projects3
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15e
1. 100% basis.
2. Rapid Growth Program (RGP) milestones indicate first ore dates.
3. WAIO Port Hedland Inner Harbour Expansion, WAIO Port Blending and Rail Yard Facilities, WAIO Jimblebar Mine Expansion.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 17

We plan to grow WAIO production by 65 Mtpa at a capital intensity of ~US$30 per annual tonne bhpbilliton
resourcing the future
Delivering value from our installed infrastructure1
(Mtpa, 100% basis)
1 Debottleneck inner harbour
2 Fully utilise inner harbour capacity
225
245
270
290
Optimisation
Mines, rail and port
Jimblebar Phase 1 to 45 Mtpa
Future projects2
Inner Harbour
Debottlenecking 1 (IHD1)
Jimblebar to 60 Mtpa
Longer term options2
Studying additional inner harbour debottlenecking options
Numerous hub expansion options
FY14 FY15e
Very low capital ~US$30/t
Aspirational run-rate by end of FY17
Low capital High IRR
1. Represents actual production for FY14, FY15 guidance and aspirational future system run-rate.
2. Subject to Board approval.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 18

Step 1 to 290 Mtpa – raising the capacity of our mines without fixed plant investment bhpbilliton
resourcing the future
WAIO production is expected to increase by 20 Mt to 245 Mt1 in FY15
Beyond FY15 our relentless focus on productivity will deliver volume growth from already installed infrastructure
- Jimblebar Phase 1 will now achieve 45 Mtpa1
- Mining Area C (MAC) volumes to increase by 8 Mtpa1
- Newman volumes to increase by 10 Mtpa1
Our dual track rail infrastructure is capable of supporting the uplift in mine capacity
As mine capacity increases to ~275 Mtpa1 the bottleneck shifts to the port
Re-rating our hub capacity1
(FY15 baseline, Mtpa)
30
25
20
15
10
5
0
Jimblebar 45 Mtpa
MAC
Newman
Mine capacity
Growth volumes
Productivity volumes
1. 100% basis.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 19

Step 2 to 290 Mtpa – investing in IHD1 and Jimblebar Phase 2 bhpbilliton
resourcing the future
The two key components to the second step of growth to 290 Mtpa1 have a low capital cost and offer attractive investment returns
Inner Harbour Debottlenecking 1 will deliver ~20 Mtpa1 of incremental port capacity
- low-capital intensity upgrades of critical inflow and outflow routes at Nelson Point and Finucane Island
- replacement of Reclaimer 6 and expansion of Lump Rescreening Plant 2
Jimblebar Phase 2 will increase hub capacity from 45 to 60 Mtpa1
- ore handling plant has been re-rated from 55 to 60 Mtpa to match the installed stockpile and train load-out capacity
- primary crusher and additional mining fleet required
1. 100% basis; Subject to Board approval.
Shiploader, Port Hedland
Jimblebar
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 20

Key messages
bhpbilliton resourcing the future
Iron Ore will remain a key pillar of a simplified BHP Billiton
Growth in low-cost iron ore supply will continue to outpace demand
We have the strongest resource position in the Pilbara
We value safe and sustainable operations above all else
We are targeting FOB unit costs of less than US$20 per tonne at WAIO over the medium term and will require less sustaining capital investment than others in the industry
We plan to grow WAIO production by 65 Mtpa at a capital intensity of approximately US$30 per annual tonne
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 21

bhpbilliton resourcing the future

Mainline rail
Iron ore market outlook
Michiel Hovers
Vice President Marketing Iron Ore
6 October 2014
bhpbilliton resourcing the future

Key themes
bhpbilliton resourcing the future
China’s steel production growth remains robust despite a rebalancing of the economy
The construction and machinery sectors will underpin medium-term growth in Chinese steel demand
Increasing scrap availability in China will impact long-term demand for pig iron
Other emerging economies will support longer-term steel demand growth
Growth in seaborne iron ore supply will outweigh growth in demand in 2014
Low-cost seaborne iron ore supply will increasingly displace high-cost production and the cost curve will flatten
Our marketing team is a major contributor to the Group’s productivity agenda
We continue to support the development of sustainable and efficient market clearing mechanisms
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 24

The rebalancing of China’s economy is underway
bhpbilliton resourcing the future
China’s GDP grew by 7.5% in Q2 CY14
– the government is committed to a growth rate above 7.0% in the near term
Solid export demand and an acceleration in government spending have supported growth in recent quarters
Property investment is contributing less to activity as the economy begins its transition to consumption-led growth
– real estate investment growth (13.4% YoY in August) and fixed asset investment growth (16.5% YoY in August) have moderated
– retail sales grew by 10.7% YoY in June, outpacing GDP growth as household incomes continued to rise
The government appears to have prioritised structural reform and is managing the rebalancing of its economy
Transitioning to consumption-led growth
(contribution to Chinese GDP growth, %)
16 12 8 4 0 (4)
2005 2007 2009 2011 2013
Consumption
Investment
Net exports
Source: NBS (via CEIC).
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 25

China’s steel production growth has moderated
bhpbilliton resourcing the future
Growth in net exports has underpinned momentum in Chinese steel production in CY14
– net steel exports in July 2014 increased by 48% YoY
While Asia remains China’s largest steel trading partner, other key markets are emerging
– 60% of Chinese steel was exported to Asia in H1 CY14
– H1 CY14 exports to the Americas and Middle East rose YoY by 57% and 40%, respectively
Domestic steel demand faces headwinds from moderating growth in the property sector, however demand from the manufacturing sector is increasing
Production growth increasingly reliant on exports
(Chinese crude steel production, Mt)
806 14 24 (16) 828
CY13 Jan-Jul annualised
China demand growth
Net export growth
Steel inventory change1
CY14 Jan-Jul annualised
Source: BHP Billiton; NBS; Mysteel; CISA.
1. Estimated finished steel inventory changes by Chinese steel traders and steel mills.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 26

China’s steel stock per capita is expected to double
bhpbilliton resourcing the future
Despite an expected moderation in the rate of Chinese steel production growth, the absolute increase in production will be substantial
– we expect Chinese steel demand to grow by ~2% CAGR to 2030
China’s stock of steel per capita is expected to double by 2030
– developed economies typically hold over 10 tonnes of steel stock in use per capita
– China’s steel stock per capita currently represents ~50% of the US equivalent
Substantial growth in Chinese steel stock
(finished steel per capita1, t)
15 10 5 0
2000 2010 2014e 2020e 2030e
China US Germany Japan
Source: BHP Billiton; Global Insight; Worldsteel.
1. Accumulation of steel stock is calculated from apparent steel consumption, net of trade in steel containing goods and net of steel out of use (scrapped).
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 27

China’s steel demand is led by the construction and machinery sectors bhpbilliton resourcing the future
The construction sector accounts for ~40% of current Chinese steel consumption
– continued urbanisation will underpin the construction sector
The machinery sector will increase its share of consumption as exports grow and industry modernises
– machinery sector demand to increase by more than 40% by 2030
Negative growth expected from the infrastructure sector as a result of the 2009 stimulus program and the associated front-loading of project activity
Demand from the transportation, white goods and metal goods sectors will remain steady as the economy transitions to consumption-led growth
Machinery-led growth in Chinese steel demand
(%)
100 75 50 25 0
2007 2014e 2030e
Construction Transportation Others1
Machinery White goods
Infrastructure Metal goods
Source: BHP Billiton; CEIC.
1. Others includes steel inventory changes by mills and traders, and steel demand from non-identified end user sectors.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 28

Higher steel intensity of construction and increased mechanisation will support demand bhpbilliton resourcing the future
250 million people in to modern, taller buildings…
(floor space to land area ratio1 in Chinese cities)
2.54 2.81 3.07
2006 2009 2012
Construction equipment penetration rate
(unit/000 population, 2011)
1.0 4.2 3.9
China US Japan
…with larger basements
(basement to floor space ratio2 in Chinese cities)
0.19 0.22 0.24
2006 2009 2012
Robots penetration rate in auto industry
(unit/000 vehicles production capacity, 2011)
2 7 15
China US Japan
Source: BHP Billiton; Tianhua MetricGeo; IHS Global Insight; China Robot Association; Fbetter Co.
1. Represents total floor space / total land area.
2. Represents basement area / building floor space.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 29

An increase in scrap availability in China will impact long-term demand for pig iron bhpbilliton resourcing the future
China’s scrap usage ratio of ~15% is the lowest among key steel-making countries and reflects low scrap availability
Continued economic development and a maturing manufacturing sector will increase
China’s pool of available scrap
Over the long term, we expect growth in scrap consumption to outpace steel production growth
China’s scrap usage will rise reducing pig iron demand
China’s scrap availability to increase significantly1
(%)
100 80 60 40 20 0
China Germany Japan USA South Korea China forecast
2010 2015e 2020e 2025e 2030e
Source: BHP Billiton; Worldsteel.
1. The scrap ratio is scrap consumption by steel mills divided by crude steel production. Scrap consumption is net of estimated consumption from foundry sector and is based on steel production and consumption.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 30

Emerging Asia has significant growth potential
bhpbilliton resourcing the future
Emerging Asian countries are currently in the initial development phase, with significant potential for further growth in steel intensity per capita
– more industrialised countries, such as Thailand and Vietnam, will continue to close the steel intensity gap with more developed nations
– service oriented economies, such as India and Indonesia, are less steel- intensive, however the rise of their manufacturing sectors will translate into higher steel demand
Steel intensity per capita
(crude steel/capital, kg)
900 600 300 0
Japan 1960-2013
Indonesia 1990-2013
Thailand 1990-2013
Vietnam 1990-2013
China 1990-2013
India 1990-2013
0 10 20 30 40
GDP per capita1
(crude steel/capital, kg)
Source: BHP Billiton; Global Insight; Worldsteel.
1. 000s US$ 2005 Purchasing Power Parity.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 31

The long-term outlook for global steel production remains robust bhpbilliton resourcing the future
Global crude steel production to grow at a CAGR between 2.5% and 3.0% to CY30
Global crude steel production to reach ~2.5 billion tonnes by 2030
We expect China’s crude steel production to peak at 1 to 1.1 billion tonnes in the early to mid 2020s and plateau through to 2030
Steel production growth in other emerging economies is outpacing China, supported by urbanisation and industrialisation
Global crude steel production by region
(Mt)
2,500 2,000 1,500 1,000 500 0
2005
2010
2015e
2020e
2025e
2030e
Developed
China
India
Other emerging
Source: BHP Billiton; Worldsteel.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 32

Growth in seaborne iron ore supply will outweigh growth in demand in 2014 bhpbilliton resourcing the future
China’s iron ore demand from pig iron production remains at record highs but growth rates have moderated
Growth in seaborne iron ore supply will exceed demand growth in CY14
– total seaborne supply expected to increase by ~140 Mt in CY14
– total demand expected to grow by ~55 Mt over the same period
Chinese port stocks are at record highs, however inventories at small mills remain below historical averages
– current port stocks of ~37 days (typical coverage 25–33 days)
– current small mill imported ore inventories of 27 days1 (typical coverage 30 days in CY13, 35 days in CY12)
Growth in seaborne supply will exceed demand growth
(annualised, Mt, wet, natural grade)
1,184
1,189
788
930
CY13 Jan-Jul
CY14 Jan-Jul
CY13 Jan-Jul
CY14 Jan-Jul
China’s implied iron ore demand2
China’s iron ore imports
China small mill inventories at historical lows
(iron ore supply, days)
30
27
CY13 Jan-Jul
CY14 Jan-Jul
Note: All volumes in text are dry, 62% Fe.
Source: BHP Billiton estimates based on NBS; China Customs; Mysteel.
1. Based on average of January to July data.
2. Iron ore demand is calculated from pig iron production.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 33

High-cost iron ore supply is price elastic
bhpbilliton resourcing the future
Private Chinese mines have responded to a sharp reduction in prices despite a ~10% reduction in local taxes and fees in some regions
– an additional ~50 Mtpa of China’s domestic private iron ore capacity was idled between December 2013 and August 2014
– China’s state-owned and captive mines continue to operate at full capacity of ~140 Mtpa
Low-cost Australian iron ore is also displacing supply from other regions, such as Indonesia, Russia, Mexico and Kazakhstan
Indian exports expected to remain below 10 Mtpa in CY14 despite the recent removal of the mining ban in Goa
Chinese private mines are price sensitive1
(operating rate, %)
100 80 60 40
Jan 11
Jan 12
Jan 13
Jan 14
Australia is the major source of new supply2
(annualised, Mt, wet, natural grade)
820
111
8
4
1
(15)
930
Non major South India Africa Brazil
Australia
CY13 Australia Brazil
South Africa
India
Non major
CY14 Jan-Jul
Note: All volumes in text are dry, 62% Fe.
Source: BHP Billiton estimates based on SMM Survey; China Customs; GTIS.
1.
Private mine only, excludes SOE production.
2.
Chinese imports only.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 34

The iron ore cost curve will flatten over time
bhpbilliton resourcing the future
Global contestable iron ore demand growth is expected to moderate
– ~9% CAGR between 2000 and 2010
– ~3% CAGR forecast between 2010 and 2020
Seaborne supply growth will continue to exceed demand over the medium term
– as existing projects ramp-up and productivity gains are delivered, Australian and Brazilian production is expected to increase
We will retain a favourable position on the cost curve, underpinned by the quality of our resource base and our productivity agenda
Growth in low-cost supply will outpace demand…
(62% Fe, Mtpa, dry)
Cumulative supply growth1
Cumulative demand growth1
Supply growth > demand
2011
2012
2013
2014
2015
2016
…leading to a flatter cost curve
(CIF China equivalent basis, US$/t, nominal)
CY13
CY15
WAIO
Cumulative volume
(Mt)
Source: BHP Billiton internal estimates; Cost curve from Macquarie Research, August 2014.
1. Demand refers to contestable demand. Future supply growth refers to BHP Billiton estimates of incremental supply from the majors only.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 35

A value-adding, marketing model
bhpbilliton resourcing the future
Front office Commercial execution Maximise price realisation
Customer-specific product placement
Technical Marketing Value-in-use maximisation Optimising product placement based on customer needs
Maximise upstream resource value
Distribution Supply chain optimisation Ensure reliable, cost-efficient delivery
Optimise throughput
Analysis Industry fundamentals Forecast long-term supply and demand
Enable strategic marketing and group level decisions
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 36

Fleet optimisation has increased port throughput
bhpbilliton resourcing the future
Our freight scheduling has been enhanced to increase throughput at Port Hedland
– we have optimised the CFR:FOB split to enhance supply chain flexibility
Over 40% of voyages per month now use >200,000 DWT1 vessels
Greater productivity at Port Hedland
(% of total vessels)
100 80 60 40 20 0
FY10
FY14
<200,000 DWT1
>200,000 DWT1
Source: BHP Billiton.
1. DWT refers to Deadweight Tonnage.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 37

The quality of our ore is a competitive advantage
bhpbilliton
resourcing the future
China is following the global trend towards larger and more efficient blast furnaces
– economies of scale and increasing seaborne supply support larger integrated steel mills in coastal areas
– large furnaces are fed with stable and high-quality raw materials to optimise performance and extend asset life
Environmental standards are becoming more stringent
– low-gangue raw materials reduce fuel rates, waste streams and hazardous emissions
Our products offer the quality and reliability required for large, modern furnaces
China is modernising its blast furnace capacity
(%)
100
75
50
25
0
2007
2008
2009
2010
2011
2012
J/K/T1
>3,000m 3
2,000-2,999m3
1,000-1,999m3
<1,000m3
Source: BHP Billiton.
1. J/K/T refers to Japan, Korea and Taiwan.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 38

Adding another long-life source to our 62% fines product suite bhpbilliton
resourcing the future
We deliver low variability products into the 62% Fe and 58% Fe high-grade quality segments that form the base load for many Asian sintering blends
BHP Billiton Marketing has successfully introduced the Jimblebar Blend Fines product
– a high Fe, low loss on ignition Brockman ore from the Newman region
– sales to >20 customers in FY14
High-quality suite of fines and lump products
(iron content, %)
64
62
60
58
56
4.0
6.0
8.0
10.0
Newman Blend Lump
Platts Lump Premium
Newman Fines
Argus 62
TSI 62
Platts 62
Jimblebar Blend Fines
MACTM
YandiTM
Bubble size represents
FY14 production
50 Mtpa
Index grade
Silica + alumina
(content, %)
Note: Chart based on FY14 sales volumes and typical specifications. Source: BHP Billiton; Platts; TSI; Metal Bulletin; Argus.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 39

Not all Fe units are created equal
bhpbilliton
resourcing the future
We produce high-quality value-in-use ores
The value of our resources is elevated by low impurity levels and the production of lump
The value of Fe in our Yandi fines achieves a premium relative to 58% indices, in part due to its lower alumina and phosphorus levels
Our lump trades at a premium to the 62% Fe fines indices due to lower impurities and the avoidance of agglomeration costs
Metal Bulletin 58% Fe high-grade quality premium
(US$/dmtu)
0.16
0.12
0.08
0.04
0.00
Jan 13
Jul 13
Jan 14
Jul 14
Platts 62.5% Fe spot lump premium
(US$/dmtu)
0.40
0.30
0.20
0.10
0.00
Jan 13
Jul 13
Jan 14
Jul 14
Source: MB; Platts.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 40

BHP Billiton continues to lead market innovation
bhpbilliton
resourcing the future
All of BHP Billiton’s contracted iron ore production is sold on a floating price basis
– our price-of-the-day philosophy underpins world-class contract performance
In FY14 our iron ore sales, on average, were linked to the index price for the month of shipment with price differentials reflecting product quality
Over 15% of BHP Billiton’s iron ore volumes are sold on a spot basis
We are actively encouraging further market innovation
– development of lump premium index
– encouraging e-documentation
Our contracts are achieving the price of the day
(contract quotation periods, %)
100
80
60
40
20
0
FY11
FY12
FY13
FY14
Lagging QP LTC1
Spot
Monthly average price LTC
Quarterly average price LTC
Source: BHP Billiton; Platts; globalORE; COREX; TSI; MB; CISA.
1. LTC refers to Long Term Contracts. Lagging QP includes, Q-1Q-1M, etc.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 41

Physical transaction platforms are well accepted
bhpbilliton
resourcing the future
Physical transaction platforms are well accepted by the market and provide an efficient spot trading mechanism
globalORE and COREX are two examples of industry-owned (steel mills, miners and traders) platforms
– BHP Billiton is a founding member of globalORE and a partner in COREX
Platform sales represented ~50% of total reported spot transactions for the last six consecutive quarters
Registered members for globalORE have increased by 66% from 73 in CY12 to 121 in CY14 YTD
Total reported spot transactions of >100 Mt annualised in July 2014
Spot transactions via globalORE and China Iron Ore Spot Trading Platform1
(kt)
46,961
30,575
14,647
CY12
CY13
H1 CY14
annualised
Source: BHP Billiton; globalORE; COREX.
1. COREX (formerly CBMX) since 8 May 2012, and globalORE since 30 May 2012.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 42

Key themes
bhpbilliton
resourcing the future
China’s steel production growth remains robust despite a rebalancing of the economy
The construction and machinery sectors will underpin medium-term growth in Chinese steel demand
Increasing scrap availability in China will impact long-term demand for pig iron
Other emerging economies will support longer-term steel demand growth
Growth in seaborne iron ore supply will outweigh growth in demand in 2014
Low-cost seaborne iron ore supply will increasingly displace high-cost production and the cost curve will flatten
Our marketing team is a major contributor to the Group’s productivity agenda
We continue to support the development of sustainable and efficient market clearing mechanisms
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 43

bhpbilliton
resourcing the future

Integrated Remote Operations Centre, Perth
Western Australia Iron Ore financial performance
Margaret Beck
Vice President Finance
6 October 2014
bhpbilliton
resourcing the future

WAIO has delivered exceptional returns
bhpbilliton
resourcing the future
Western Australia Iron Ore has delivered exceptional returns over the last five years
– 20% of total BHP Billiton production1
– average Underlying EBITDA margin2 of 65%
– US$53 billion of Underlying EBIT, representing 43% of the Group total
– average return on net operating assets3 of 66%
WAIO – a key pillar
(Underlying EBIT, US$ billion) (%)
40 80
30 60
20 40
10 20
0 0
FY10 FY11 FY12 FY13 FY14
BHP Billiton
WAIO
WAIO Underlying EBITDA margin2
1. Based on copper equivalent production calculated using FY09 average realised prices.
2. Excludes third party trading activities.
3. Represents Underlying EBIT divided by net operating assets.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 46

Successfully managing the factors we control
bhpbilliton
resourcing the future
WAIO achieved a fourteenth consecutive annual production record of 225 Mt1 and exported 223 Mt1 of high-quality product
Volume efficiencies reflect an increase in the utilisation of existing infrastructure across the supply chain and a higher percentage of direct load ore to the port, while growth volumes reflect the ramp-up of our new Jimblebar mine
Plans are in place to deliver a significant reduction in operating costs
WAIO Underlying EBIT variance
(US$ billion)
15.0 12.0 10.7 0.9 0.9 0.2 0.0 11.6 0.4 10.1 (0.1) (0.0) (0.4) 9.0 (0.8) (0.2) 6.0 3.0 0.0
FY13
Price
Exchange
Inflation
Sub-total
Growth volumes
Productivity volumes
Controllable cash costs
Price-linked costs
Fuel & energy
Non-cash
Other
FY14
1. 100% basis.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 47

Taking a hard line on costs
bhpbilliton
resourcing the future
Our relentless focus on productivity delivered a 12% reduction in unit cash costs1 in H2 FY14 to US$25.89/t
We have plans in place that will enable us to drive unit cash costs1 below US$20/t2 in the medium term
– reduction in services through insourcing and efficiencies
– more efficient use of raw materials and consumables
– reduction in general overhead and business development costs
– our growth plan to 290 Mtpa3 will release economies of scale
Breakdown of WAIO costs in FY141
12%
35%
13%
12%
28%
Labour
Contractors and consultants
Fuel and energy
Raw materials and consumables
Other
Targeting a significant reduction in costs in FY151 (US$/t)
30
20
10
0
FY11
FY12
FY13
FY14
FY15e
1. Excludes royalties and freight.
2. Based on real 2014 terms, AUD:USD exchange rate of 0.91.
3. 100% basis.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 48

Our plans are built from the bottom up
bhpbilliton
resourcing the future
We are systematically targeting cost savings across the supply chain
– equipment productivity is reducing demand for new equipment and enabling a reduction in hire gear
– supply productivity is reducing external expenditure through lower demand, better rates and insourcing of services
– people productivity is driving efficiencies and allowing optimisation of functional support
The pathway to unit cash costs below US$20/t1
(split of cost reduction, %)
100
75
50
25
0
Volume
Mines
L&I2
Overheads
~US$1 billion reduction in external expenditure by FY173
(US$ billion)
1.0
0.5
0.0
Demand reduction
Process optimisation
Contract negotiation
Insourcing
1. Excludes royalties and freight. Based on real 2014 terms, AUD:USD exchange rate of 0.91.
2. L&I refers to logistics and infrastructure and includes rail, port and non-process infrastructure.
3. Annualised basis relative to FY14.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 49

Lower sustaining capital expenditure is a function of our superior resource base bhpbilliton
resourcing the future

- Our depreciation rate has increased with the completion of major projects and the growth of our business
  - unit depreciation is not expected to increase post FY15
- Over the next five years we expect sustaining capital expenditure to average ~US$5/t
  - a new mining hub is not required for at least 30 years
  - no replacement mines are expected to be required for at least eight years


WAIO depreciation
(US$ billion)
(US$/t)
2.0
1.5
1.0
0.5
0.0
12
9
6
3
0
FY11
FY12
FY13
FY14
FY15e
Depreciation
Unit depreciation

BHP Billiton Investor briefing: Iron Ore, October 2014

Slide 50

A meaningful contribution to the economy and
our communities
bhpbilliton
resourcing the future
We contribute to the communities in which we operate by providing skilled employment opportunities, wages, taxes, royalties and community development programs
For FY14 we will pay approximately
A$5 billion in government taxes and royalties
– A$3.4 billion in federal government taxes
– A$1.7 billion in state royalties and taxes
In addition we contributed A$56 million to local community programs, and procured A$3.3 billion in goods and services in Western Australia
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 51

bhpbilliton
resourcing the future

Jimblebar
Rail mainline
Nelson Point
Relentless pursuit of the basics
Eduard Haegel Vice President Production Mines
Rag Udd Vice President Production Logistics & Infrastructure
6 October 2014
bhpbilliton
resourcing the future

Key themes
bhpbilliton
resourcing the future
We operate a world-class fully integrated supply chain
We safely deliver high-quality product while pursuing the lowest possible unit costs
Our move to owner-operator at all mines is complete
We have standardised the key components of our mine and rail fleets
Further operational improvement will allow us to grow without major investment
By optimising the flow of product into Port Hedland we will unlock significant capacity
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 54

Mine operations overview
bhpbilliton
resourcing the future
Our world-class resource supports four large hubs averaging over 60 Mtpa with capacity to grow
Introduction of a single lump product has unlocked greater system capacity
We have a centralised fleet management across all mining operations
– ~209 trucks and 35 excavators1
– managed remotely through Perth IROC2
– focused on availability, utilisation and rate
Contractor insourcing and equipment standardisation are key productivity enablers
Port Hedland
Finucane Island
Nelson Point
Yarrie
Port Hedland Newman Railway
Yandi
Mining Area C
Eastern Ridge
OB 18
Whaleback
Jimblebar
~250km
Note: Coloured boxes denote discrete central Pilbara WAIO mining hubs. Yarrie is currently suspended.
1. Includes four 996 shovels.
2. IROC refers to Integrated Remote Operations Centre.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 55

Jimblebar hub
bhpbilliton
resourcing the future
First ore in September 2013
~700 employees
Four mining pits feed two primary crushers linked to the ore handling plant (OHP) by overland conveyor
Jimblebar is running an autonomous haulage project
High-grade Brockman ore
Infrastructure summary
– two primary crushers
– one OHP
– one train load-out (TLO)
– fleet of eight excavators and 35 haul trucks
Jimblebar coarse ore stockpile
Historical productive movement
(Mtpa, 100% basis)
100
75
50
25
0
FY10
FY11
FY12
FY13
FY14
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 56

Mining Area C hub
bhpbilliton
resourcing the future
First ore in 2003
~1,050 employees
Eight mining pits feed into two fixed OHPs and a relocatable crusher
High-grade Marra Mamba and Brockman ore
Infrastructure summary
– two OHPs
– one TLO
– fleet of 10 excavators and 65 haul trucks
Mining Area C mining pit
Historical productive movement
(Mtpa, 100% basis)
160
120
80
40
0
FY10
FY11
FY12
FY13
FY14
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 57

Yandi hub
bhpbilliton
resourcing the future
First ore in 1991
~850 employees
Eight mining pits feed five primary crushers
Yandi is trialing an autonomous drilling program
Largest mining hub in the Pilbara1
Channel iron deposit
Infrastructure summary
– three OHPs
– two TLOs
– fleet of six excavators, four primary front end loaders and 45 haul trucks
Yandi stockyards
Historical productive movement
(Mtpa, 100% basis)
160
120
80
40
0
FY10
FY11
FY12
FY13
FY14
1. Based on saleable production.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 58

Newman hub
bhpbilliton
resourcing the future
First ore in 1969
~1,200 employees
Six mining pits feed into the Newman hub
Primary crushed ore from Orebodies 18 and
24 delivered to Newman hub utilising shuttle
trains and a car dumper facility
High-grade Brockman and Marra Mamba ore
Infrastructure summary
– five primary crushers
– car dumper
– beneficiation plant
– two OHPs
– two TLOs
– fleet of 11 excavators and 64 haul trucks
Whaleback pit
Historical productive movement1
(Mtpa, 100% basis)
160
120
80
40
0
FY10
FY11
FY12
FY13
FY14
1. Historical productive movement for Mount Whaleback operation.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 59

Rail infrastructure bhpbilliton
resourcing the future
Mainline
over 1,300 km of track which connects all mining hub train load-outs to the Port Hedland inner harbour dual tracked between Yandi junction and the port
Mooka staging facility was constructed with five lines of track to enable optimal scheduling of rakes to the car dumpers
Rolling stock
over 8,800 ore cars
166 locomotives (140 SD70s, 26 Dash 8s)
Infrastructure under construction
ore car repair shop
Port Hedland
Yarrie
Double track
Yandi
Single track
Mining Area C
Eastern Ridge
Newman
Jimblebar
~250km
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 60

Port infrastructure
bhpbilliton
resourcing the future
Five car dumpers, two with the ability to feed through an underground tunnel from Nelson Point to Finucane Island optimised throughput potential of 55–60 Mtpa per dumper
Eight shiploaders (~12,500 tph each), one per berth
optimised throughput potential of 35–40 Mtpa per shiploader
Four stackers
Five bucket wheel reclaimers
Port Hedland
Nelson Point
Finucane Island
Port Hedland
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 61

We value safe and sustainable operations above all else
bhpbilliton
resourcing the future
Field leadership activities
(Mine and Logistics & Infrastructure, observations)
20,000
15,000
10,000 ~11×
5,000
0
Jun 13 Jul 13 Aug 13 Sep 13 Oct 13 Nov 13 Dec 13 Jan 14 Feb 14 Mar 14 Apr 14 May 14 Jun 14 Jul 14
Take time talk Planned task observation Critical control observation Layered audit
Total Recordable Injury Frequency (TRIF)
(Mines and Logistics & Infrastructure, recordable injuries per million hours worked)
8
6
4
2
0
FY12 FY13 FY14 FY15 YTD
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 62

We operate a fully integrated supply chain from mine to rail to port bhpbilliton
resourcing the future
Integrated Remote Operations Centre
Flow Balance Synchron-
isation
Focus at Mines
Enable SL1 utilisation – Target the factors that mines control
Product on specification Load times Ore car weights
Focus at Rail
Enable SL1 utilisation – Target the reliable feeding of port
Reliable travel times and train departures per day
Reliable feed of car dumpers
Focus at Port
Lifting SL1 utilisation – Maximise berth loading hours, underpinned by reliability
Vessel sequencing and yard focus
Direct to ship complementing BWR1 routes
1. Refers to shiploader (SL) and bucket wheel reclaimer (BWR).
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 63

Transition to owner-operator has unlocked under-utilised mine capacity bhpbilliton
resourcing the future
WAIO started the move to owner-operator in September 2011 with the acquisition of HWE
Mining subsidiaries
– the last of our contractor sites, Orebody 18, transitioned on 1 July 2014
Owner-operator enables better alignment with BHP Billiton’s key value drivers
– debottlenecking of existing plants has safely delivered significant rate increases
– new plants have achieved production milestones well ahead of plan
Jimblebar delivered first production six months ahead of schedule and with an accelerated ramp up
– Jimblebar Phase 1 will now achieve 45 Mtpa1
1. 100% basis.
2. Period FY03 through FY11.
3. Period FY11 through FY14.
Ore For Rail (OFR) from WAIO operations1
(Mtpa)
300
HWE acquisition
8.5%2 CAGR 15.2%3 CAGR
200
100
0
FY10 FY11 FY12 FY13 FY14 FY15e
Accelerated ramp up of Jimblebar hub1
(OFR, annualised rate, Mt)
30
20
10
0
Jun 13 Sep 13 Dec 13 Mar 14 Jun 14
Actual Original plan
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 64

Relentless focus on availability, utilisation and rate has raised OHP and TLO performance bhpbilliton
resourcing the future
Availability of mine reclaimers and train load-outs has increased, improving supply chain performance
– centralised shutdown management has resulted in a significant reduction in shutdown frequency
Utilisation of OHPs1 has increased by 9% from FY13 to FY15 YTD
– focus on reducing feed delays by choke feeding primary crushers
– installation of a grizzly at Mining Area C reduced crusher feed delays
Rate of processing at OHPs1 has increased by 12%2 from FY13 to FY15 YTD
– increased conveyor speeds through selected routes
– improved control systems logic
1. Excludes Jimblebar OHP.
2. Compound annualised improvement FY13 to FY15 YTD.
3. Data approximated to fit normal distribution.
WAIO OHP processing rate1
(hourly production rate3, tonnes)
6% 6%
FY13 FY14 FY15 YTD
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 65

We have standardised the key components of our mining operations bhpbilliton
resourcing the future
We have standardised systems, processes and equipment across our mining operations
– simplified organisational design
– uniform mine design
– consistent planning processes
– simplified operational procedures
– transparent management reporting
– fit for purpose technical training
– standardised heavy vehicles, light vehicles and other ancillary equipment
Standardisation of excavators
(%)
9400
9400 996 996
2011 Current Future
Standardisation of trucks
(%) 785 785
793F 793F
2011 Current Future
Standardisation of drills
(%)
DML HP
PV271
PV271
2011 Current Future
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 66

Standardisation has facilitated a step change in performance of mining operations bhpbilliton
resourcing the future
The standardisation of our mining equipment and management systems provides consistent and transparent data for benchmarking
The relentless pursuit of benchmark performance involves replication of best practices across all operations
This approach has delivered a sustainable increase in performance
– 996 excavator annualised production has increased by 29%1 since FY13
– 793 haul truck operating hours have increased to above 6,000 hours per year
These productivity increases coupled with standardised equipment and training have enabled fleet and personnel to be relocated as required across WAIO operations
– reducing the capital required for growth
1. Compound annualised improvement FY13 to FY15 YTD.
2. Data approximated to fit normal distribution.
WAIO 996 production performance
(annualised tonnes2)
14% 13%
FY13 FY14 FY15 YTD
WAIO 793 haul truck operating hours
(annualised)
7,000
6,000 Target
5,000
4,000 Wet weather
3,000
Jul 11
Jan 12
Jul 12
Jan 13
Jul 13
Jan 14
Jul 14
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 67

Relentless pursuit of the basics has delivered a significant reduction in mining unit costs bhpbilliton
resourcing the future
Improving safety performance, increasing volumes and a focus on costs are delivering a substantial reduction in mining unit costs
– removal of hired mining equipment has reduced costs by A$6 million per month
– high-cost contractor labour is being removed or replaced
A substantial reduction in mining unit costs
(3 month moving average mining costs, index, June 2012 = 100)
110
100
90
80
70
Jun 12
Dec 12
Jun 13
Dec 13
Jun 14
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 68

Productivity is unlocking significant capacity
bhpbilliton
resourcing the future
We can increase mine output to ~275 Mtpa1 with no additional fixed plant investment
Jimblebar Phase 1 will now achieve 45 Mtpa1
– addition of 10 haul trucks and two excavators
Unlocking 8 Mtpa1 of processing capacity at Mining Area C
– increasing screen capacity
– automation of primary crusher rock breaker
Unlocking 10 Mtpa1 of processing capacity at Newman
– increasing conveyor speed on constrained route
– improving product screening capacity
1. 100% basis.
2. Includes 2 Mt of growth related tonnes with respect to the ramp-up to 35 Mtpa.
3. Subject to Board approval.
Tier 1 portfolio provides optionality1
(Mtpa)
300 280 260 240 220 200
No fixed plant investment Low capital
FY15e production
Jimblebar 45 Mtpa2
Mining Area C
Newman
Mine capacity
Jimblebar 60 Mtpa3
Mine capacity
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 69

Rail will never be the bottleneck

bhpbilliton
resourcing the future

Existing double track	Never be the bottleneck	Optimise & automate
	• Productivity improvements • Fleet and maintenance standardisation • Synchronisation of the network • Currently investing in longer, heavier trains – Electronically Controlled Pneumatic Brakes (ECPB) – 40 tonne axle load bogies • Crossovers and signals • Rolling stock	• Above rail investment • Communications based signalling and train control • Automation of processes at car dumpers and load-outs • Studying further automation options
Significant below rail investment already installed	Deliver by end of 2015	Studies in progress
>260 Mtpa	**290 Mtpa**	**290 Mtpa and beyond**

Port Hedland
Yarrie
Double track
Single track
Yandi
Mining Area C
Eastern Ridge
Newman
Jimblebar
~250km

BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 70

Focus on availability, utilisation and rate has raised rail performance bhpbilliton
resourcing the future
Availability of rail has increased
- completion of track ballast remediation project has improved track availability and extended track life longevity
- centralised coordination of track maintenance has doubled productivity and increased the operating window
Utilisation has improved by revising our scheduling methodology
- 28% improvement in the number of train departures per day coupled with a 23% reduction in travel time
Rate of railing has increased
- revision of braking procedures to increase average train speed
- reduction of track speed restrictions without compromising safety
Train departures per day are increasing
(index, June 2013 = 100)
130
120
110
100
90
Jun 13 Sep 13 Dec 13 Mar 14 Jun 14 Sep 14
Train travel time is decreasing
(index, June 2013 = 100)
120
110
100
90
80
Jun 13 Sep 13 Dec 13 Mar 14 Jun 14 Sep 14
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 71

Longer, heavier trains will underpin an increase in railing capacity to 290 Mtpa and beyond bhpbilliton
resourcing the future
Modest above rail investment is required to lift overall rail capacity to 290 Mtpa1
A combination of standardisation, longer trains and heavier wagons will increase rail capacity by ~28 Mtpa1
Longer trains will add ~10 Mtpa1 capacity for ~US$12/t of capital
- rake length will increase from 124 to 132 cars per rake
Heavier trains will add a further ~18 Mtpa1 of capacity for ~US$8/t of capital
- wagon capacity will increase from 129 to 139 tonnes per car
Some additional crossover and loop extensions are required
Rail loop
Standardisation of locomotives
(%)
Dash 8
SD70
SD70
2011 Current Future
1. 100% basis.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 72

Optimising the flow of ore through the port
bhpbilliton
resourcing the future
Inflow Inter-port ore movements Outflow
Trains arrive at the right time, with the right product and at the right weight
Direct To Ship (DTS)
Prioritise flow to maximise use of high rate routes
DTS
Maximise use of both BWR1 and CD1 at each terminal
Only one vessel sailing per terminal per tide
Optimal vessel queue for vessel sequencing optionality
Improved accuracy of sailing and loading time forecast
1. Refers to bucket wheel reclaimer (BWR) and car dumper (CD).
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 73

Focus on availability, utilisation and rate has raised port capability bhpbilliton
resourcing the future
Availability of car dumpers and shiploaders has increased following changes to our maintenance strategy
- 50% reduction in electrical delays over the last 18 months
Utilisation substantially enhanced through better planning and scheduling
- regular train presentation has improved car dumper utilisation by 21%
- improved ship sequencing and presentation at the berths
Rate of port equipment lifted through a combination of initiatives
- optimised direct to ship volumes
- lump processing rates increased via direct loading from car dumper to rescreening plants
- routes upgraded at low cost
Total car dumper utilisation
(index, June 2013 = 100)
130
120
110
100
21% increase
90
Jul 13 Oct 13 Jan 14 Apr 14 Jul 14
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 74

Replacement of Shiploaders 1 and 2 at Nelson Point further increases port capacity bhpbilliton
resourcing the future
We are replacing two shiploaders at Nelson Point at a cost of US$300 million1
- loading rates increase by 25% to 12,500 tph
- improves reliability
Project is on budget and schedule
- Shiploader 1 achieved first ore in August 2014
- Shiploader 2 first ore expected in Q2 FY15
Old Shiploader 1
New Shiploader 1
1. BHP Billiton share.
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 75

IHD1 will lift inner harbour capacity from 270 Mtpa to 290 Mtpa bhpbilliton
resourcing the future

- Upgrades to 12 conveyor route system components including drives and belts
- Replacement of Bucket Wheel Reclaimer 6
- Expansion of Lump Rescreening Plant 2
- Minor equipment changes to stackers and shiploaders
- Maximise direct to ship loading and the flow of ore to the shiploaders
  - distinct competitive advantage
  - will provide further benefit through future application of smart logistics and scheduling technology

Other inner harbour debottlenecking opportunities have been identified and are being actively studied



West Yard
CD4
STK 9
STK 10
BWR 7
BWR 10
SL8
SL7
East Yard
CD5
STK 11
STK 12
BWR 8
SL3
SL4
CD1
North Yard
CD3
STK 5
STK 8
BWR 5
SL1
SL2
South Yard
CD2
STK 6
STK 7
BWR 6
SL5
SL6
Key
CD: Car dumper
STK: Stacker
BWR: Bucket wheel reclaimer
SL: Shiploader
LRP: Lump rescreening plant
Direct to ship route

Note: IHD1 is subject to Board approval.

BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 76

bhpbilliton
resourcing the future
Key themes
We operate a world-class fully integrated supply chain
We safely deliver high-quality product while pursuing the lowest possible unit costs
Our move to owner-operator at all mines is complete
We have standardised the key components of our mine and rail fleets
Further operational improvement will allow us to grow without major investment
By optimising the flow of product into Port Hedland we will unlock significant capacity
BHP Billiton Investor briefing: Iron Ore, October 2014
Slide 77

bhpbilliton
resourcing the future

Newman
Leveraging our superior resources through productivity
bhpbilliton
resourcing the future
Tony Ottaviano
Vice President Strategy, Development & Planning
6 October 2014

Key themes
bhpbilliton
resourcing the future
The scale and close proximity of our high-quality resources to our major mining hubs underpins our competitive advantage
We have capital-efficient options to sustain and grow these hubs for decades to come
Our ore bodies will enable us to maintain our high-quality product specifications
We plan to grow WAIO production by 65 Mtpa at a capital intensity of approximately US$30 per annual tonne
The adoption of technology will enhance our safety, volume and cost initiatives
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 80

We have the strongest resource position in the Pilbara
bhpbilliton
resourcing the future
Our Pilbara Mineral Resource has tripled1 in size during the last seven years
- Resources of 23 Bt inclusive of Reserves of 3.7 Bt2
Our current focus is to increase resource definition around existing hubs
In the longer term our Exploration Targets could add another 18 Bt to 58 Bt3 of high quality resource
Our resource endowment will support our business for more than 100 years4
WAIO mineral inventory2,3,4
(billion wet tonnes, 100% basis)
80 60 40 20 0
Exploration Targets (mid)
Mineral Resource
Exploration Targets (low - high range) FY07
+68%
FY14
1. Relates to our Total Resource FY07 versus FY14.
2. Resource and Reserve confidence classification and grades are tabulated in Disclaimer Table 1 on slide 3.
3. The range of Exploration Targets is estimated from geological information including drill holes, outcrops and geophysical information, and is shown as a range (black bars). The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource. Refer to Disclaimer on slide 2.
4. Mineral inventory is equal to the sum of FY14 Mineral Resources and ranged Exploration Targets. Inventory life is estimated from the mineral inventory (classified Mineral
Resources converted to a run-of-mine basis using historical Mineral Resources to Ore Reserves conversion and Exploration Targets (Mid) converted using conceptual conversion) divided by the FY14 production rate on a 100% basis.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 81

High resource intensity and proximity to our infrastructure is a competitive advantage bhpbilliton
resourcing the future

- We operate four large mining hubs within a highly concentrated footprint of 7,752 kilometres squared
  - almost 3 Mt of Total Resource per square kilometre of live tenure[1]
  - 95% of our 23 Bt of Resource[2] is within a 200 x 100 km area concentrated around existing hubs
- We have low-cost development options adjacent to our existing hubs
- As a result we can sustain and grow production for decades to come



Port Hedland
Finucane Island
Nelson Point
Yarrie
Port Hedland Newman Railway
Marillana
Yandi
Mining Area C
South Flank
Jinidi
Newman
Jimblebar
Existing hubs
Future options
Suspended operations
~250km

1. Tenure includes all granted mineral related leases available from public information as at September 2014.
2. Resource and Reserve confidence classification and grades are tabulated in Disclaimer Table 1 on slide 3.

BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 82

The characteristics of our ore bodies support low-cost operations bhpbilliton
resourcing the future
Our world-class ore bodies should enable us to become the lowest-cost supplier of iron ore to China
- we optimise our mine plans to maximise our profit margin
The majority of our resources are high Fe, high lump, Brockman and Marra Mamba ores
- product specification will be maintained at the 62% Fe benchmark
- lump is expected to remain ~25%1 of the product mix
- excluding Yandi Fines lump represents ~40% of total production
- we will continue to focus on maximising our lump yield which delivered a US$12/DMT premium3 in FY14
WAIO’s reserve quality is world class (% Fe) 65 55 45
RTIO CID 100 Mtpa Bubble size represents FY14 production 0
FMG CID WAIO CID 1,000
FMG2 2,000
RTIO2 3,000
WAIO2
WAIO FY14 Lump and Fines breakdown (%) Newman Yandi Mining Area C Jimblebar
0
Total
Reserves4 (millions tonnes) 20
40
60
80
Lump Fines
100
Source: BHP Billiton; company announcements.
1. Total WAIO lump as a percentage of production includes Yandi fines.
2. Excludes Channel Iron Deposit (CID) Reserve.
3. Platts 62.5% spot lump premium averaged 19.8 c/dmtu (~US$12/DMT) for FY14.
4. BHP Billiton Reserves as at FY14; Rio Tinto Reserves as at CY13; FMG Reserves as at FY14.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 83

The characteristics of our ore bodies support low-cost operations bhpbilliton
resourcing the future
Our strip ratio is expected to remain stable at an average of 1.3x over the next five years
A lower proportion of our resource is below the water table
- results in lower capital intensity and operating costs for processing
- reduces yield loss due to beneficiation
Only 2% of our current production is beneficiated
- beneficiation has been studied and remains a valuable option
WAIO material moved and strip ratio (Mt, 100% basis) (strip ratio) 750 3 500 2 250 1 0 FY07 FY08 FY09
Jimblebar ramp-up FY10 FY11 FY12 FY13 Material moved
FY14 FY15e
0 FY16e FY17e FY18e FY19e Strip ratio
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 84

Excellence in project delivery
bhpbilliton
resourcing the future
Over the last decade we completed a series of major investments at WAIO and developed a strong track record of project delivery
- Jimblebar delivered first production six months ahead of schedule in FY14
On average, recent projects have been completed 9% ahead of local currency budget and 4% ahead of schedule
We are now focused on substantially improving the capital efficiency of future investment full utilisation of installed infrastructure
standardisation, modularisation and replication for best in class design strategic contractor management
contracting to capitalise on loosening market conditions
A strong track record of project delivery
(% of target, A$ 100% basis)
Orebody 24
Jimblebar Mine Expansion
Port Hedland Inner Harbour Project1
Shiploader Replacement Project2
Overall average
0 % of budget
20 % of development schedule
40
60
80
100 120
1. WAIO Port Hedland Inner Harbour Expansion and WAIO Port Blending and Rail Yard Facilities.
2. Based on estimated project completion.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 85

Capital savings through Standardisation, Modularisation and Replication bhpbilliton
resourcing the future
Conveyor components
Optimised designs for transfer chutes, take-up, shuttle, high and low level sections selected for all sustaining and debottlenecking projects
30%
saving
Primary crusher
New design selected for future satellite ore bodies at Mining Area C
18%
saving
Stockyard machines
Revised reclaimer and stacker specifications selected for port and mine debottlenecking projects
10%
saving
Screening and crushing modules
Leaner design selected for mine debottlenecking projects
15%
saving
Note: Savings are in comparison to previously approved projects. Additional indirect cost and engineering cycle time savings will be realised through selecting pre-defined Standardisation, Modularisation and Replication designs.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 86

Modularisation underpinned the successful
delivery of the Jimblebar project
bhpbilliton
resourcing the future
Jimblebar delivered first production six months ahead of schedule
Employed modular approach with major items fabricated in China and delivered to site for assembly
China procurement team instrumental in sourcing and monitoring contractor delivery
- project team undertook regular progress audits and quality inspections in China
- world-class end product
Jimblebar modules
Jimblebar modules
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 87

We plan to grow WAIO production by 65 Mtpa at a capital intensity of ~US$30 per annual tonne bhpbilliton
resourcing the future

Delivering value from our installed infrastructure[1]
(Mtpa, 100% basis)



1 Debottleneck inner harbour
2 Fully utilise inner harbour capacity
225
245
270
290
Optimisation
• Mines, rail and port
• Jimblebar Phase 1 to 45 Mtpa
Future projects2
• Inner Harbour Debottlenecking 1 (IHD1)
• Jimblebar to 60 Mtpa
Longer term options2
• Studying additional inner harbour debottlenecking options
• Numerous hub expansion options
FY14
FY15e
Aspirational run-rate by end of FY17
Very low capital ~US$30/t
Low capital High IRR

1. Represents actual production for FY14, FY15 guidance and aspirational future system run-rate.
2. Subject to Board approval.

BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 88

Releasing more volume from our installed mine infrastructure bhpbilliton
resourcing the future
Low-cost volume growth will be underpinned by
- unlocking latent capacity
- debottlenecking mine-rail interfaces
We can increase mine output to ~275 Mtpa1 with no additional fixed plant investment
- Jimblebar Phase 1 will now achieve 45 Mtpa1
- Mining Area C and Newman will deliver the balance
The currently preferred option to lift mine capacity to 290 Mtpa1 is the low-cost expansion of Jimblebar to 60 Mtpa1,3
- requires additional mining fleet and primary crusher
Tier 1 portfolio provides optionality1
(Mtpa)
300
No fixed
Low
plant investment
capital
280
260
240
220
200
production
Jimblebar 45 Mtpa2
Area C
Newman
capacity
Jimblebar 60 Mtpa3
capacity
FY15e
Mining
Mine
Mine
1. 100% basis.
2. Includes 2 Mt of growth related tonnes with respect to the ramp-up to 35 Mtpa.
3. Subject to Board approval.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 89

We can sustain our existing hubs for at least 30 years
bhpbilliton
resourcing the future
Mining Area C
5km
Highway
To port
Rail
Existing OHP
Conveyor
Existing crusher
South Flank
Eastern Ridge
To port
Mining Area C expandable up to 120 Mtpa
Newman
Whaleback
Current or planned
Newman expandable up to 95 Mtpa
Western Ridge
production over next
five years
Longer term sustaining options
Note: Potential additional drilling not limited to Mining Area C and Newman Hubs.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 90

Rail will never be the bottleneck

bhpbilliton
resourcing the future

Existing double track	Never be the bottleneck	Optimise & automate
Port Hedland Yarrie Double track Single track Yandi Mining Area C Eastern Ridge Newman Jimblebar ~250km	• Productivity improvements • Fleet and maintenance standardisation • Synchronisation of the network • Currently investing in longer, heavier trains – Electronically Controlled Pneumatic Brakes (ECPB) – 40 tonne axle load bogies • Crossovers and signals • Rolling stock	• Above rail investment • Communications based signalling and train control • Automation of processes at car dumpers and load-outs • Studying further automation options
Significant below rail investment already installed	Deliver by end of 2015	Studies in progress
>260 Mtpa	**290 Mtpa**	**290 Mtpa and beyond**

BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 91

The port will support our capital-efficient growth plans
bhpbilliton
resourcing the future
We have 240 Mtpa1 of A and B class capacity
allocated at Port Hedland
Able to utilise latent D class capacity
– capacity has been accessed on a number
of occasions
The port has sufficient capacity on each tide to
support our growth plans
– Pilbara Ports Authority has increased the
sailing window by one hour taking the
vessels per tide from six to eight2
Channel capacity may be further unlocked
– reduced vessel separation
– dual turning basins
Operating initiatives will deliver 270 Mtpa1 in
the inner harbour
Inner Harbour Debottlenecking 1 project will
deliver a further 20 Mt to 290 Mtpa1 (subject to
Board approval)
1. 100% basis.
2. Roger Johnston (CEO, PPA), April 2014, IAPH Sydney Conference.
Port Hedland
Port Hedland
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 92

Debottlenecking initiatives that could unlock additional capacity are under study bhpbilliton
resourcing the future
Mooka rail
CD4
STK 9
West Yard
BWR 7
LRP 2
SL8
marshalling
CD5
STK 10
East Yard
BWR 10
SL7
yards
CD1
STK 11
North Yard
BWR 8
SL3
STK 12
South Yard
BWR 5
SL4
CD3
STK 5
BWR 6
SL1
CD2
STK 8
SL2
STK 6
SL5
STK 7
SL6
Identified further
debottlenecking
opportunities
Key
CD:
Car dumper
STK:
Stacker
BWR:
Bucket wheel reclaimer
SL:
Shiploader
LRP:
Lump rescreening plant
Debottlenecking opportunities under study
East Yard stacker upgrades
South Yard extension and linkage
CD1 and Tunnel upgrade to 13,500 tph
LRP3 upgrade to 17,000 tph
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 93

Integrated approach to technology focused on maximising value bhpbilliton
resourcing the future
First wave of productivity improvement driven by process refinements and control
- underpinned by 1SAP and the BHP Billiton Operating Model
Next wave of productivity improvement will be enabled by the targeted application of technology
Five key areas have the potential to deliver significant productivity gains through technology
- automation
- smart, networked operations
- innovative extraction and processing
- advanced geosciences
- reducing our footprint
Technology is scalable and can be shared across the broader BHP Billiton portfolio
High
Size = NPV
Mining haul trains
LNG trucks
Autonomous
Hybrid Locos
blasthole drill
Autonomous
Risk
Trains
IROC
Autonomous
Electronically
Haulage
Controlled
Pneumatic
Brakes
Rapid resource
(ECPB)
modelling
In-situ grade
analysis
Low
Commercialised
Proof of concept
R&D
Technology readiness
Under study
Not under study
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 94

Core technology projects demonstrating early success
bhpbilliton
resourcing the future
Autonomy
Autonomous trucks
Nine autonomous haul trucks in operation at Jimblebar
>20 Mt to be hauled autonomously in FY15
Autonomous haul truck fleet to increase to 12
Train automation
Load-out automation
Automated dumper spotting study advanced - unlocks 2–5 Mtpa
Train automation in early study phase
Virtual/Moving Block Signalling
Autonomous drills
Trialling Atlas Copco ‘Pit Viper’ at Yandi
Positive early results
- 9.8% increase in metres drilled per shift1
- 22% improvement in drill bit life
Fully autonomous blasthole drilling at Yandi by FY16
Expect 300% increase in metres drilled per FTE
Smart exploration
Exploration down-hole assay tool for in-situ grade analysis
Reduced time from exploration to mining
Improved resource knowledge
Improved utilisation of rig geologists
10 km of diamond drilling eliminated
1. Compared to average manned drill performance at Yandi.
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 95

Key themes
bhpbilliton
resourcing the future
The scale and close proximity of our high-quality resources to our major mining hubs underpins our competitive advantage
We have capital-efficient options to sustain and grow these hubs for decades to come
Our ore bodies will enable us to maintain our high-quality product specifications
We plan to grow WAIO production by 65 Mtpa at a capital intensity of approximately US$30 per annual tonne
The adoption of technology will enhance our safety, volume and cost initiatives
BHP Billiton Investor briefing: Iron Ore, October 2014 Slide 96 bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 6 October, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary